**EXHIBIT 32.1**

**CERTIFICATION PURSUANT TO**
**18 U.S.C. SECTION 1350,**
**AS ADOPTED PURSUANT TO**
**SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Quarterly Report of Simon Property Group, Inc. (the "Company") on Form 10-Q for the period ended March 31, 2026 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)  The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)  The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ ELI SIMON
Eli Simon
Director, Chief Executive Officer, President and
Chief Operating Officer
Date: May 11, 2026


/s/ BRIAN J. MCDADE
Brian J. McDade
Executive Vice President and Chief Financial
Officer
Date: May 11, 2026